Exhibit 99.1

STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

     STOLT OFFSHORE S.A. ANNOUNCES CHARTER OF NEW BUILD IMR AND SURVEY SHIP

London, England - November 29, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had entered into an agreement with Eidesvik Shipping AS to charter a new build ship for the Inspection, Maintenance, Repair (IMR) and Survey market for a firm period of 8 years, plus options for a further 12 years. The charter commences on delivery of the ship in mid 2007.

The ship, which will be built at the Norwegian shipyard Flekkefjord Slipp & Maskinfabrikk AS, will be 95metres long, with a moonpool, a high specification ROV system and survey suite, and will meet the latest environmental criteria.

0yvind Mikaelsen, Vice President - Northern Europe and Canada Region said: "This new addition to the Stolt Offshore fleet confirms our strong commitment to the IMR and Survey market in the North Sea where we currently operate the Seaway Petrel and the Normand Mermaid. This new ship will provide our recently formed Survey Business Unit with a market leading asset to further develop our presence in this segment and offer our customers the latest technology in pipeline inspection, seabed mapping and construction support."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONTACTS:
Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773764 or +44 1932 773767
US  +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
deborah.keedy@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If no longer wish to receive our press releases please contact:
kelly.good@stoltoffshore.com

             Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172